Contact

www.linkedin.com/in/rogershindell (LinkedIn)
www.carosh.com (Other)
carosh.com/wp/ (Other)

Top Skills

HIPAA
Healthcare Information Technology
Healthcare

Languages

English

Certifications

CHPS
CISA
Certified Information Privacy Manager

Roger Shindell, CHPS, CISA, CIPM

CEO - Reduce Time Needed for HIPAA by 909% & Protect Referrals for Your Practice With Our 2-day Workshop | HIMSS Risk Work Group Chairman | Indiana HIMSS Board | AHIMA Privacy & Security Council
Greater Chicago Area

Summary

Whether you are a covered entity or business associate trying to comply with the confusing and complex regulations of HIPAA and/or attesting for Meaningful Use under HITECH, Carosh Compliance Solutions provides all the tools and support you need to attest and to minimize chance of the loss of patient data and mitigate the damage, when the inevitable occurs.

Developed by experts in healthcare automation and litigation support with over 30 years of experience, our HIPAA Compliance Tools are customized to meet the specific needs of small- to mid-sized practices. The tools clearly and concisely focus on what you need to know to get and keep your practice in compliance with HIPAA rules and regulations. Each Compliance Tool directly identifies the relevant regulation, by its unique regulation number.

Going beyond providing the tools you need, our Privacy and Security Program can assure that you are doing everything you can to comply with the requirements of HIPAA. Our certified professionals will help you address all your security and privacy needs; from training your people, evaluating your policies and procedures, to securing your technology and facilities.

Experience

Carosh Compliance Solutions
Founder, President and CEO
January 2010 - Present (13 years 1 month)
Crown Point, IN

Founded Carosh Compliance Solutions to specializes in helping small practices, hospitals, business associates etc. to protect the privacy of their protected information. Led all development efforts to provide all the requisite tools and resources necessary in order to minimize the risk for a breach and address the remediation of a breach once they occurs.

Our streamlined process ensures compliance while saving substantial time and money for our clients. All of our consultants are certified in privacy and/or security with industry recognized certifications (AHIMA, HIMSS, (ISC)2, ISACA) along with being experienced healthcare professionals who understand and can relate to how busy offices need to operate and best serve their patients.

Recently we launched our HIPAA Collaborative®, a hands-on affordable way to ensure that every aspect of HIPAA compliance is running like a smooth well-oiled machine. It provides high touch guidance along with the opportunity to learn from the experiences and challenges of your peers. It eliminates uncertainty and confusion and provides detailed guidelines pertaining to implementation.

We also provide a broad range of services that include:
• Security Risk Assessments
• Privacy Risk Assessments
• Remediation Assistance
• Opinion Letters to compliance with federal and state privacy regulations
• Annual Support
• Breach Risk Assessments
• Business Associate Management

Finally we have developed our HIPAA Diagnostic® a quick assessment that provides a way to evaluate the depth and effectiveness of your security and privacy program.

AHIMA
Member Privacy and Security Council
January 2016 - May 2017 (1 year 5 months)

Todays Wound Clinic
Contributing Author and Member of the Editorial Advisory Board at Today's Wound Clinic

April 2015 - May 2017 (2 years 2 months)
Greater Philadelphia Area

Healthcare Information and Management Systems Society
Chair and Member of the Risk Assessment Work Group at HIMSS
January 2012 - December 2016 (5 years)
Greater Chicago Area

HCPro "Briefings on HIPAA"
Contributing Author & Member of the Editorial Advisory Board
August 2013 - January 2016 (2 years 6 months)
Greater Chicago Area

Author of a bi-monthly column "HIPAA Happenings" and member of the
Editorial Advisory Board for HCPro's Journal "Briefings on HIPAA"

Vocantas, Ltd
President
September 2008 - December 2009 (1 year 4 months)

Continuing my interest in remote care solutions and disease management, I
opened Vocantas Ltd, as the U.S. operation of Vocantas, Inc, in September,
2008.

The company's Interactive Voice Solutions (IVR) offered customizable core
features and optional enhancements that integrated seamlessly with existing
systems.

Our systems gave healthcare providers the opportunity to monitor patient/
nurse interaction and track patient progress in a more cost effective manner.
Combining interactive voice response with advanced speech recognition
technology, the Company's solution used customized call scripts to fit a
patient's unique needs. This allowed us to monitor their pain, CHF and COPD
management as well as identify any potential complications during post-
surgical recuperation.

One challenge we identified was how to successfully fit and implement a new
technology into the busy schedules of home care and hospice nurses. Having
experienced the same dynamic earlier in my career, I came to the conclusion
that the solution lay in a better way to educate nurses and patients; ironically
this realization came at a time when I was offered the opportunity to join in the
founding of an elearning company.

Health eTechnologies, LLC
Founder
September 2004 - March 2008 (3 years 7 months)

In response to an overwhelming interest in remote care solutions in support of acute care and the management of chronic diseases, I founded Health eTechnologies, an innovative company that incorporated a unique approach to connect patients and health providers to the digital medicine revolution: Integrating Interactive Voice Response (IVR) with Web technologies.

During my tenure with the Company, we provided services that enabled customers to design, deploy and manage automated personalized touches to thousands of patients at a time. HeT's tools helped the health care industry educate patients, collect data, track compliance with care plans, improve disease management and boost physician, patient and staff satisfaction. HeT's tools provided a cost-effective way to bridge the gap between one-on-one visits.

Qvanta Consulting, LLC
Partner at Qvanta Consulting, LLC
January 2002 - August 2004 (2 years 8 months)

I was an independent consultant for a series of short-term projects, in a variety of strategic and operational areas including:

• Pre Sarbanes Oxley audit review of internal controls for a NASDAQ listed international communications company headquartered in Broomfield, Colorado.

• Interim CFO for Denver based eyewear chain to engineer its financial and operational restructuring.

• Implementation of a new inventory control and product costing system for a Denver based distributor of paper products to implement a new inventory control and product costing system.

Mountain Marketing Associates
Founder, President & CEO at Mountain Marketing Associates, llc
October 1997 - November 2001 (4 years 2 months)

When we recognized that many of the VARs in our industry were struggling with their marketing and customer acquisition programs, we decided to take our successful marketing and pre-sales programs outside our company and offer them to the industry.

Starting with a small number of Value Added Reseller (VAR) clients, we were able to build our customer list to leaders in our industry, including Macola, Great Plains, (Now Microsoft Dynamics), Microsoft, ORACLE, and SAP.

Working both with their VAR's and at the corporate level, we consulted with our VARs, software & hardware, and consulting clients to develop, implement and manage multi-channel sales and marketing campaigns.

Electronic Commerce International
Founder, President & CEO at Electronic COmmerce International
August 1995 - December 2000 (5 years 5 months)

Provided the strategic vision to define company goals and implement systems for sales, marketing, training, operations, and IT. Consulted with clients in the areas of business process re-engineering, accounting and financial controls, manufacturing control systems, material resource planning, inventory control systems, customer relationship management and customer service systems, and enterprise wide reporting systems. Certified reseller of Macola, Microsoft Solomon Great Plains, MAS90 - 200, Citrix, Goldmine, Pivotal, Crystal Reports, FRX and other related software and hardware products.

International Teldata Corporation
Principal, CFO & COO at International Teldata Corporation
April 1994 - September 1995 (1 year 6 months)

Key member of a two-person team that undertook the successful $2.15 million financing and subsequent re-start of 20-year-old company that developed, manufactured and marketed automatic meter reading products for the utility industry. Had specific responsibility for all financial reporting and control systems as well as the design and implementation of all management and production control systems.

Franklin Street Merchant Banking Corp.
Founder, President & CEO at Franklin Street Merchant Banking Corp.
April 1989 - June 1993 (4 years 3 months)

Founded this "merchant banking" firm to specialize in the financing of technology companies. Along with its principal activities, the firm provided corporate finance and investment banking services to technology-based firms.

Pre- collegiate activities
Cowboy / Wrangler
1971 - 1978 (7 years)

Former working cowboy, wilderness, fishing and hunting guide, certified farrier, and logger throughout the southwest, inter mountain west and northwest.

During these early years, I learned foundational skills of being a self-starter, team building, leadership, crisis management, and independence. I also learned to communicate with people from a wide variety of personalities, backgrounds and cultures.

Education

American Healthcare Information Management Association
Certified Healthcare Privacy and Security (CHPS®) · (2014)

University of Idaho
M.S., Economics · (September 1982 - June 1985)

Washington State University
B.S., Biology, General Physiology · (August 1978 - August 1980)

ISACA
CISA · (2016)

ISACA
Certified Information Systems Auditor - CISA, Information Systems Audit and Control · (2016)